August 2, 2023

VIA EDGAR

Messrs. Patrick Kuhn and Doug Jones

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

RE:	Lulu's Fashion Lounge Holdings, Inc.
Form 10-K for Fiscal Year Ended January 1, 2023
Filed March 14, 2023
File No. 001-41059

Dear Messrs. Kuhn and Jones:

On behalf of Lulu's Fashion Lounge Holdings, Inc. (the "Company"), we hereby respond to the Staff’s comment letter, dated July 21, 2023, regarding the above referenced Form 10-K for Fiscal Year Ended January 1, 2023 filed on March 14, 2023 (the “Form 10-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Form 10-K for Fiscal Year Ended January 1, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Cash Flow Analysis
Operating Activities, page 64

1.	It is not clear how your disclosure concisely explains the decrease in operating cash flows between the fiscal periods presented. Your disclosure references net income, non-cash items, and changes in operating assets and liabilities, and repeats changes disclosed in the statements of cash flows. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your discussion should be a comparative analysis between periods that discusses all material factors that actually affected operating cash. Also, your analysis should discuss the reasons for underlying factors cited, particularly in regard to changes for which the impact on cash is not readily apparent. Please revise your disclosure as appropriate. Refer to Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors. Consider the preceding in regard to the analysis of changes in operating cash flows for interim periods (e.g., for the fiscal period ended April 2, 2023).

U.S. Securities and Exchange Commission

August 2, 2023

Response:

We acknowledge the Staff's comment. We have reviewed the guidance referenced in Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of Release No. 33-8350, and section 501.04 of the Codification of Financial Reporting Releases regarding quantification of variance factors.

We confirm that future filings beginning with our Form 10-Q for the fiscal quarter ended July 2, 2023 will address the significant underlying drivers impacting material changes in operating cash flows between the periods presented. Our future disclosures will be consistent with the example presented below, which pertains to our disclosure for the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2023:

Net cash provided by operating activities consists primarily of net income (loss) adjusted for certain non-cash items, including depreciation, amortization, equity-based compensation, the effect of changes in working capital and other activities.

During the twenty-six weeks ended July 2, 2023, net cash provided by operating activities decreased by $2.2 million, as compared to the same period in 2022. The decrease was largely a result of a $16.3 million decrease in net income, from net income of $8.0 million during the twenty-six weeks ended July 3, 2022 to net loss of $8.3 million during the twenty-six weeks ended July 2, 2023. There was also a $10.0 million reduction in accrued expenses and other current liabilities, mainly related to a $6.0 million decrease in accrued inventory and a $3.4 million decrease in marketing, freight, bonus and miscellaneous expense accruals, along with a $0.8 million reduction in sales tax payables and deferred payroll taxes. Most of these accruals pertain to expenses that fluctuate with net revenue, which was lower in the current year period as compared to the same period in 2022. These accrued expenses and other current liabilities were partially offset by a decrease of $23.4 million in inventory purchases as a result of lower sales in the current year due to the impact of increased macroeconomic pressures and a $0.7 million decrease in assets for recovery due to a decrease in merchandise returned by customers toward the end of the fiscal quarter ended July 2, 2023.

We believe the response provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at (248) 318-2721.

Sincerely,

LULU'S FASHION LOUNGE HOLDINGS, INC.

/s/ Tiffany R. Smith
Tiffany R. Smith
Chief Financial Officer